Contact

www.linkedin.com/in/julie-campbell-b08019a6 (LinkedIn)

Top Skills

International Development
Nonprofits
Capacity Building

Julie Campbell

Co-Founder & COO at Dine.Direct & Go LoCo
Barcelona

Summary

As a Leader, Program Manager and Coach, I am drawn to systemic, complex challenges. I excel at turning big vision into operational reality, building diverse, high-performing teams, fundraising, managing partnerships, and change.

Right now, the digital economy is optimized for growth and short-term profits for the few. Alternative models exist. Models that result in regenerative growth and share profits broadly.

To create more meaningful change, more profit companies with purpose need access to capital and technology.

I am a Co-Founder and Chief Operating Officer of Dine.Direct and Go LoCo. Together, we develop local restaurant-owned delivery cooperatives. Coop members share in profits, keeping money from their business in the communities they serve. We power them with advanced technology so they can ditch expensive apps.

Keywords: Founder, Chief Operations Officer, Project Management, Tech for Good, Multi-sided Platforms, Women's Rights, Advocacy, Leadership, Fundraising, Capital, Process Improvement, Stakeholder Management, Certified Managerial Coach, Zebra Unite member

Experience

Go LoCo

Co-Founder & Vice President - Operations
January 2022 - Present (4 months)

Go LoCo is a joint venture between LoCo Co-ops and Dine.Direct. Together we develop local restaurant-owned delivery co-operatives, powered by advanced technology. The partnership will enable independent restaurants in the US to benefit from the creation of locally owned co-ops, management support and a white-label restaurant delivery platform.

Dine.Direct
Co-Founder & Chief Operating Officer
August 2020 - Present (1 year 9 months)

Amnesty International
Be There Program Director (Operations)
September 2017 - August 2019 (2 years)

Led the design and organizational set up of Amnesty's largest ever global human rights program of work (50M GBP) and restricted income fundraising appeal to support people whose lives have been torn apart by conflict.

Oxfam
Consultant- Women's Rights, Strategy and Program Start-up
March 2015 - May 2017 (2 years 3 months)
Multiple

• Women's Empowerment and Care, Interim Program Manager (Inception), Oxfam and Surf/ Unilever Multi-Country Partnership, Zimbabwe and Philippines, (March 2016-2017)
• Multi-Country Women's Rights Program Development and Bid Lead, Oxfam Middle East and North Africa region, (April 2015 –March 2016)

Cash Learning Partnership
Consultant- Funding and Partnerships Advisor
October 2014 - March 2015 (6 months)
Oxford

Oxfam
6 years

Head of Office, (Previously Program Manager)
January 2012 - June 2014 (2 years 6 months)
Gaza, Palestine

Strategic Leadership, Staff and Operational Management
Advocacy, Policy, Media and Representation
Programme Quality and Learning
Change Management .
Security Management
Fundraising

Regional Program Coordinator (Disaster Risk Reduction)
May 2010 - December 2011 (1 year 8 months)
South Caucasus (Armenia, Azerbaijan, Georgia)

Regional Program Fundraiser (Middle East, Eastern European and South Caucasus)
July 2008 - May 2010 (1 year 11 months)
Oxford-based

• Fundraising, Grant and Partnership Development

• Project and Staff Capacity Development

EveryChild
Funding Officer
October 2006 - May 2008 (1 year 8 months)
London-based

Fundraising and grant management

Education

Hult International Business School
MBA · (2019 - 2020)

The London School of Economics and Political Science (LSE)
Master's Degree, Development Management · (2006 - 2007)

University of St. Andrews
Master's Degree, International Relations · (2002 - 2006)